                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                         OF SMALL BUSINESS ISSUERS UNDER
                             SECTION 12(B) OR (G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                        INTERNET MULTI-MEDIA CORPORATION
        (Exact Name of Small Business Issuer as specified in its charter)



          Nevada                                         87-0431096
----------------------------                      -------------------------
(State or other jurisdiction                      (IRS Employer File Number)
  of incorporation)



2533 North Carson Street, Suite 3358, Carson City, Nevada                   89706
---------------------------------------------------------         --------------------
(Address of principal executive offices)                                 (Zip Code)



                                 (702) 841-4779
              (Registrant's telephone number, including area code)



           Securities registered pursuant to Section 12(b) of the Act:

                                      None

           Securities registered pursuant to Section 12(g) of the Act:

                          Common stock, par value $.001

2


                                     PART I


ITEM 1.        DESCRIPTION OF BUSINESS

               Internet Multi-Media Corporation (the "Company" or the "Registrant") is a Nevada Corporation. The principal business address is 2533 North Carson Street, Suite #3358, Carson City, Nevada, 89706. It's telephone number is 702-841-4779.

               The Company was originally incorporated as Yellow Jacket Corp. under the laws of the State of Utah on November 25, 1985. Effective October 31, 1993 the Company merged with Waco Holding Company ("Waco") a newly formed Nevada Corporation. Waco was initially incorporated in Nevada as Yellow Jacket Corp. but changed its name to Waco. At the time of the Merger the only asset of Waco was an option to purchase certain rights to a mining concession in Mexico known as the Santa Rita Mine. On October 31, 1994 the Company changed its name to Millenia Corporation.

               The Company entered into a Plan and Agreement of Merger dated March 17, 1998 with NN Acquisition Corp. and Naturally Niagara Beverage Corporation; which became effective June 1, 1998. The Company acquired the exclusive licence to produce and market various related spring water beverage products. On January 25, 2000 the Company changed its name to Internet Multi-Media Corporation.

               The Company is in the development stage because it has not commenced planned principal operations in attempting to search for and develop or acquire a business opportunity. The Company is minimally capitalized. The Company has not engaged in any substantial business activity over a sustained period of time and thus cannot be said to have a successful operating history. The Company has not been subject to any bankruptcy, receivership or similar proceedings.

ITEM 2.        MANAGEMENT'S DISCUSSION AND ANALYSIS
               OR PLAN OF OPERATIONS

               PLAN OF OPERATION - GENERAL

               The Company is also seeking other business opportunities. At this time, the company has no plan, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company

3


for investigation and evaluation. No member of Management or promoter of the Company has entered into any material contracts with any other company with respect to any acquisition of that Company. (See Item 8 "Description of Securities.") The Company will not restrict its search to any specific business, industry or geographical location, and the Company may participate in a business venture of virtually any kind or nature. The discussion for the proposed business under this caption and throughout this document is purposefully general and is not meant to be restrictive of the company's virtually unlimited discretion to search for and enter into potential business opportunities.


               The Company intends to obtain funds in one or more private placements to finance the operation of any acquired business. Persons purchasing securities in these placements and other shareholders will likely not have the opportunity to participate in the decision relating to any acquisition. The Company's proposed business is sometimes referred to as a "blind pool" because any investors will entrust their investment monies to the Company's management before they have a chance to analyze any ultimate use to which their money may be put. Consequently, the Company's potential success is heavily dependent on the company's management, which will have virtually unlimited discretion in searching for and entering into a business opportunity. None of the officers and directors of the Company has had any experience in the proposed business of the Company. There can be no assurance that the Company will be able to raise any funds in private placement. In any private placement, management may purchase shares on the same terms as offered in the private placement. (See "Item 5, Directors, Executive Officers, Promoters and Control Persons").

               The Company may seek a business opportunity with a firm that only recently commenced operations, or a developing company in need of additional funds for expansion into new products or markets, or an established company seeking a public vehicle. In some instances, a business opportunity may involve the acquisition or merger with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Company may purchase assets and establish wholly owned subsidiaries in various business or purchase existing businesses as subsidiaries.

               The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Because of general economic conditions, rapid

4


technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statues)for all shareholders, and other factors. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

               As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction rateably down to 1% in a $4,000,000 transaction. Management had adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company and if securities counsel to the Company determines that the payment of any such finder's fee is not in violation of federal or state securities law.

               The Company has not formulated any policy regarding the use of consultants or outside advisors, but does not anticipate that it will use the services of such persons.

               The Company has, and will continue to have, insufficient capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will offer owners of business opportunities the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity including the costs

5


of preparing post-effective amendments, Forms 8-K, agreements and related reports and documents. However, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

               The Company does not intend to make any loans to any prospective merger or acquisition candidates or unaffiliated third parties.

               SOURCES OF OPPORTUNITY

               The Company anticipates that business opportunities for possible acquisition will be referred by various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, member of the financial community, and others who may present unsolicited proposals. The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contracts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations.

               The officers and directors of the Company are currently employed in other positions and will devote only a portion of their time to the business affairs of the Company, until such time as an acquisition has been determined to be highly favorable, at which time they expect to spend full time in investigating and closing any acquisition. In addition, in the face of competing demands for their time, the officers and directors may grant priority to their full-time positions rather than to the Company.

6


               EVALUATION OF OPPORTUNITY

               The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Company. Management intends to concentrate on identifying prospective business opportunities that may be brought to its attention through present associations with management.

               In analyzing prospective business opportunities, management will consider such matters as the available technical, financing and managerial resources; working capital and other financial requirements; history of operation, if any; prospects for the future; present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the potential for profit; the perceived public recognition or acceptance of products, services or trades; name identification; and other relevant factors. Officers and directors of each Company will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained.

               It may be anticipated that any opportunity in which the Company participates will present certain risks. Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and the Company's shareholders must, therefore, depend on the ability of management to identify and evaluate such risk. In the case of some of the opportunities available to the Company, it may be anticipated that the promoters thereof have been unable to develop a going concern or that such business is in its development stage in that it has not generated significant revenues from its principal business activities prior to the Company's participation. There is a risk even after the Company's participation in the activity and the related expenditure of the Company's funds, that the combined enterprises will still be unable to become a going concern or advance beyond the development stage. Many of the opportunities may involve new and untested products, processes, or market strategies that may not succeed. The Company and, therefore, its shareholders will assume such risks.

7


               The Company will not restrict its search for any specific kind of business, but may acquire a venture that is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is currently impossible to predict the status of any business in which the Company may become engaged, in that such business may need additional capital, may merely desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

               ACQUISITION OF OPPORTUNITIES

               In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. On the consummation of a transaction, it is possible that the present management and shareholders off the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the acquisition transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

               It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and State securities laws. In some circumstances, however, as negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into a trading market in the Company's Common Stock may have a depressive effect on such market. While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax-free treatment under the code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including past and current investors, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

8


               As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check reference of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which each Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

               With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company that target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event that the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders, including past and current investors.

               The Company will not have sufficient funds (unless it is able to raise funds in a private placement) to undertake any significant development, marketing and manufacturing of any products that may be acquired. Accordingly, following the acquisition of any such product, the Company will, in all likelihood, be required to either seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

               The principal criteria for evaluating acquisitions which the Company may engage in will be the amount of investment required by the Company, the degree of risk to the Company, the potential return on investment to the Company, the Company's expertise in each situation and the expertise and reliability of the acquiree in any such situation.

9


               It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision were made not to participate in a specific business opportunity the costs therefore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss of the Company of the related costs incurred.

               Management believes that the Company may be able to benefit from the use of "leverage" in the acquisition of a business opportunity. Leveraging a transaction involves the acquisition of a business through incurring significant indebtedness for a large percentage of the purchase price for that business. Through a leveraged transaction, the Company would be required to use less of its available funds for acquiring the business opportunity and, therefore, could commit those funds to the operations of the business opportunity, to acquisition of other business opportunities or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the business opportunity to be acquired. If the business opportunity acquired is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business opportunity, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquiring a business opportunity, may correspondingly increase the risk of loss to the Company. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates because the investment in the business opportunity held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose or the impact thereof on the Company.

               COMPETITION

               The Company is an insignificant participant among firms that engage in business combinations with, or financing of, development stage enterprises. There are many established

10


management and financial consulting companies and venture capital firms which have significantly greater financial and personnel resources, technical expertise and experience than the Company. In view of the Company's limited financial resources and management availability, the Company will continue to be at a significant competitive disadvantage vis-a-vis the Company's competitors.

               REGULATION AND TAXATION

               The Investment Company Act of 1940 defines an "investment company" as an issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading of securities. While the Company does not intend to engage in such activities, the Company could become subject to regulation under the Investment Company Act of 1940 in the event the Company obtains or continues to hold a minority interest in a number of development stage enterprises. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood that the Company could be classified as an "investment company".

               The Company intends to structure a merger or acquisition in such a manner as to minimize Federal and State tax consequences to the Company and to any target company.

11


               EMPLOYEES

               The Company's presently does not have any employees. The Company plans to hire employees in the future but has formulated no definite plans at this point.

               LIQUIDITY AND CAPITAL RESOURCES

               As of the end of the reporting period, the Company had no material cash or cash equivalents. There was no significant change in working capital during this fiscal year.

               As of the date of this Registration Statement, there are no plans, proposals, arrangements, or understandings with respect to the sale or issuance of additional securities of the Company. The Company plans to examine the feasibility of a public offering to expand its operations. No definitive plans currently exist for a public offering at this time.

               Management feels that the Company has inadequate working capital to pursue most of its business opportunities other than to effect an acquisition with third parties. The Company's capital requirements for the foreseeable future will be supplied through internally generated profits, if any, and borrowings.


ITEM 3.        DESCRIPTION OF PROPERTY

               The Company has an office located in Carson City, Nevada which the Company rents on an annual lease at a cost of $2,700.00 from an unaffiliated third party. The Company also has a working agreement with the Company directors to use office space, telephones and secretarial services supplied on a gratis basis.


ITEM 4.        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
               OWNERS AND MANAGEMENT

               The following tables set forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 5% of the Company's common stock, by directors and executive officers, and by all of the Company's directors and executive officers as a group. As of January 25, 2000 there were 25,382,247 Common Shares issued

12


and outstanding.

(A) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS:


                           NAME AND ADDRESS           AMOUNT AND NATURE
                                 OF                          OF                   PERCENTAGE OF
TITLE OF CLASS             BENEFICIAL OWNER          BENEFICIAL OWNERSHIP            OUTSTANDING
---------------            ----------------          --------------------          -------------
Common Stock               Park View                 1,800,000 Shares                07.09%
                           Enterprises, Inc.         Record and Beneficial
Common Stock               Sandy Winick              1,855,000 Shares                07.31%
                                                     Record and Beneficial
                           3266 Yonge Street,
                           Suite 1203, Toronto,
                           Ontario, Canada
                           M4N3P6


(B) SECURITY OWNERSHIP OF MANAGEMENT:

                              NAME AND ADDRESS         AMOUNT AND NATURE          PERCENTAGE OF
TITLE OF CLASS               OF BENEFICIAL OWNER      OF BENEFICIAL OWNERSHIP       OUTSTANDING
--------------               -------------------      -----------------------     --------------

Common Stock               Michael Waldkirch         15,000 Shares Record            00.06%
                           2538 North Carson         and Beneficial
                           Street, Carson City,
                           Nevada 89706

Common Stock               Janet Winkler             0 Shares                        0%

                           2538 North Carson
                           Street, Carson City,
                           Nevada 89706

Common Stock               All Officers and          15,000 Shares Record            00.06%
                           Directors as a Group      and Beneficial
                           (two persons)


(C) CHANGES IN CONTROL:

         There are currently no arrangements known to management that may result in a change in control of the Company.



ITEM 5.        DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
               CONTROL PERSONS

               DIRECTORS AND EXECUTIVE OFFICERS

         The members of the Board of Directors of the Company serve until the next annual meeting

13


of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. There are no family relationships among the Company's officers and directors, nor are there any arrangements or understandings between any of the directors or officers of the Company or any other person pursuant to which any officer or director was or is to be selected as an officer or director. Information as to the directors and executive officers of the Company is as follows:

14


NAME                                        AGE               POSITION HELD
----                                        ---               -------------
JANET WINKLER                               43                President, Director
MICHAEL WALDKIRCH                           30                Chief Financial Officer, Secretary and
                                                              Director

JANET WINKLER

Ms. Winkler has been the owner and operator of Carolina Caterers since 1994. Carolina Caterers primarily caters for private functions such as weddings and banquets.

MICHAEL WALDKIRCH

Mr. Waldkirch has served as a director of the Company since June 21, 1999 and as Chief Financial Officer and Secretary since November 23, 1999. Michael Waldkirch, a Certified Accountant, graduated from the University of British Columbia with a bachelors degree in Economics in 1992. Mr. Waldkirch is current a partner in Michael N. Waldkirch, Certified General Accountant, a Vancouver based accounting and financial services firm specializing in Real Estate, Technology and Venture capital based businesses.

               CONFLICTS OF INTEREST

               Certain conflicts of interest now exist and will continue to exist between the Company and its officers and directors due to the fact that each has other business interests to which he devotes his primary attention. Each officer and director may continue to do so notwithstanding the fact that management time should be devoted to the business of the Company.

               Certain conflicts of interest may exist between the Company and its management, and conflicts may develop in the future. The Company has not established policies or procedures for the resolution of current or potential conflicts of interest between the Company, its officers and directors or affiliated entities. There can be no assurance that management will resolve all conflicts of interest in favor of the Company, and failure by management to conduct the Company's business in the Company's best interest may result in liability to the management. The officers and directors are accountable to the Company as fiduciaries, which means that they are required to exercise good faith and integrity in handling the Company's affairs. Shareholders who believe that the Company has been harmed by failure of an officer or director to appropriately resolve any conflict of interest may, subject to applicable rule of civil procedure, be able to bring a class action or derivative suit to enforce their rights and the Company's rights.

               The Company has no arrangement, understanding or intention to enter into any transaction for participating in any business opportunity with any officer, director, or principal shareholder or with any firm or business organization with which such persons are affiliated, whether by reason of stock ownership, position as an officer or director, or otherwise.

15


ITEM 6.        EXECUTIVE COMPENSATION


               No compensation is paid or is anticipated to be paid by the Company. It is possible that upon an acquisition some compensation may be paid to management. On acquisition of a business opportunity, current management may resign and be replaced by persons associated with the business opportunity acquired, particularly if the Company participates in a business opportunity by effecting a reorganization, merger or consolidation. If any member of current management remains after effecting a business opportunity acquisition, that member's time commitment will likely be adjusted based on the nature and method of the acquisition and location of the business which cannot be predicted. Compensation of management will be determined by the new board of directors, and shareholders of the Company will not have the opportunity to vote upon or approve such compensation.

               Directors currently receive no compensation for their duties as directors. The Company has no retirement, pension, profit-sharing, stock option, insurance or other similar programs.



ITEM 7.        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

               No transactions required to be disclosed by Item 404 of Regulation S-B have occurred during the last two years and there are no such proposed transactions.

ITEM 8.        DESCRIPTION OF SECURITIES

               The Company is authorized to issue 100,000,000 shares each having a par value of $.001 per share of which 90,000,000 shall be Common Shares and 10,000,000 shall be Preferred Shares. As of January 25, 2000, 25,382,247 Common Shares are outstanding. No Preferred Shares are issued or outstanding.

               Each shareholder of Common Stock, either in person or by proxy, may cast one vote per share of Common Stock held on all matters to be voted on. The presence, in person or by proxy, of the holders of a majority of the total number of shares entitled to vote constitutes a quorum for the transaction of business. Assuming that a quorum is present, the affirmative vote of a majority of the shares of the Company present in person or represented by proxy is required. The Company's articles do not provide for cumulative voting or pre-emptive rights.

               There are no outstanding options or warrants of any kind for the Company's stock. The Company has never paid a dividend on its Common Shares, and it currently intends to retain earnings, if any, for use in its business and to finance future growth. Accordingly, the Company anticipates that no dividends will be paid to holders of Common Shares in the foreseeable future. Any future determination as to the distribution of the cash dividends will depend upon the earnings and financial position of the Company at that time and such other factors as the Board of Directors may deem appropriate.

16


                                      PART II



ITEM 1.        MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
               COMMON EQUITY AND OTHER STOCKHOLDER MATTERS



               The Company's shares of Common Stock are currently traded on the NASDAQ Bulletin Board under the symbol MNIAE.OB. Effective February 8, 2000, the Company may be delisted by NASDAQ pursuant to the Amendments relating to Microcap Initiatives to NASD Rules 6530 and 6540, Eligibility Rule for Over The Counter Bulletin Board. The Amendments to Rules 6530 and 6540 limit the quotations on the NASDAQ Bulletin Board to companies that report their current financial information to the Securities and Exchange Commission, banking or insurance regulators. If this Form 10-SB is not declared effective by the SEC on or prior to February 8, 2000, the Company will be delisted on that date. If the Company is delisted there can be no assurance that an active and liquid trading market can be maintained by the Company on the National Quotation Bureau "Pink Sheets".

        The reported high and low bid prices for the Common Stock are shown below for each quarter during the last two complete fiscal years. The figures for 1998 are incomplete since the was not an active trading market for the Company's Common Shares and only random bids and offers were listed. The quotations reflect inter-dealer prices and do not reflect retail mark-ups, mark-downs or commissions. These prices may not reflect actual sales. These figures are from the Bloomberg Professional site.

Period                                 High                    Low
------                                 ----                    ---
1998

First Quarter                         (Unknown)             (Unknown)

Second Quarter                        (Unknown)             (Unknown)

Third Quarter                         (Unknown)             0.47

Fourth Quarter                        0.75                  0.11

17

1999

First Quarter                         0.27                  0.05

Second Quarter                        0.69                  0.09

Third Quarter                         0.20                  0.04

Fourth Quarter                        0.40                  0.04

               As of January 25, 2000, there were 769 stockholders of record.

               No dividends have been declared on the Company's stock. Nor does the Company foresee any dividends being declared in the near future.



ITEM 2.        LEGAL PROCEEDINGS

               No legal proceedings of a material nature to which the Company is a party were pending during the reporting period, and the Company knows of no legal proceedings of a material nature pending or threatened or judgments entered against any director or officer of the Company in his capacity as such.



ITEM 3.        CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
               ON ACCOUNTING

               The Company did not have any disagreements on accounting and financial disclosures with its accounting firm during the reporting period.



ITEM 4.        RECENT SALES OF UNREGISTERED SECURITIES

               In June of 1998, the Company issued 19,200,000 shares of Common Stock to the shareholders of Naturally Niagara Beverage Corporation in order to acquire 100% of the outstanding shares of Naturally Niagara Beverage Corporation. Naturally Niagara Beverage Corporation subsequently became a wholly-owned subsidiary of the Company.

18


               No underwriters were involved in this acquisition. The acquisition of Naturally Niagara Beverage Corporation was exempt pursuant to Sections 3(b) and 4(2) of the Securities Act of 1933, and Rule 505 of Regulation D promulgated thereunder. The securities were exchanged with no more than 35 non-accredited investors who were furnished with information meeting the requirements of Regulation D. The offering price did not exceed $5,000,000, the securities were not offered through any advertising or general solicitation and all requirements of Regulation D and of Rule 505 were met.

ITEM 5.        INDEMNIFICATION OF DIRECTORS AND OFFICERS

               Under the Nevada Business Associations Act (the "Business Association Act") Title 7, Chapter 78, directors of the Company will be liable to the Company or its shareholders for (a) the amount of a financial benefit received by the director to which the director is not entitled; (b) an intentional infliction of harm on the Company or its shareholders; (c) certain unlawful distributions to shareholders; and (d) an intentional violation of criminal law. These provisions do not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

               The Company's Articles require the Company to indemnify each director and officer of the Company and his or her respective heirs, administrators, and excutors against all liabilities and expenses reasonably incurred in connection with any action, suit, or proceeding to which he or she may be made a party by reason of the fact that he or she is or was a director or officer of the Company, to the full extent permitted by the laws of the state of Nevada now existing or as such laws may hereafter be amended. The expenses of officers and directors incurred in defending a civil or criminal action, suit, or proceeding shall be paid by the Company as they are incurred and in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Company.

               The Company may, at the discretion of the board of directors, indemnify any person who is or was a party or is threatened to be made party to any threatened, pending, or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another company, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees,

19


actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such a person shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which the action or suit was brought shall determine on the application that despite the adjudication of liability but in the view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as to the court deems proper.

               The Company's Bylaws permit the Company to purchase and maintain insurance on behalf of any Director, Officer, Agent or employee whether or not the Company would have the power to indemnify such person against the liability insured against.



                                             PART F/S

                                       FINANCIAL STATEMENTS

                              MILLENIA CORPORATION
                        CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

MARVIN N. WINICK, B.SC.,
 CHARTERED ACCOUNTANT

                                                        16 JULIA STREET
                                                        THORNHILL, ONTARIO
                                                        L3T4R9

                                                        TEL NO. (905) 731-0189
                                                        FAX NO. (905) 764-3049

                                AUDITOR'S REPORT

To the Shareholders of
Millenia Corporation

I have audited the consolidated balance sheet of Millenia Corporation as at December 31, 1998 and the consolidated statements of operations, stockholders' equity, deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles.

                                                   /s/ M. Winick

Thornhill, Ontario
May 19, 1999.

MILLENIA CORPORATION
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 1998
================================================================================

                                                            1998          1997

ASSETS

CURRENT
Cash                                                      $    890          $890
Accounts receivable                                        309,173            --
--------------------------------------------------------------------------------

                                                           310,063           890
INVESTMENTS (NOTE 14)                                            1            --

OTHER
Goodwill                                                        --            --
--------------------------------------------------------------------------------

                                                          $310,064          $890
--------------------------------------------------------------------------------

MILLENIA CORPORATION
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 1998
================================================================================


LIABILITIES

CURRENT
Accounts payable and accrued charges                            $    96,039       $      --
Accounts payable - stockholder                                        1,442           1,442
--------------------------------------------------------------------------------------------
                                                                     97,481           1,442
--------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY

SHARE CAPITAL
Preferred Stock, $.001 par value, 10,000,000 shares
authorized,
Common Stock, $.001 par value, 100,000,000 shares
authorized, 24,380,400 shares issued (5,180,400 - December
31, 1997)                                                            18,208           8,608

Capital in excess of par value                                    6,803,185         242,785

Discount on common stock                                            (97,288)        (97,288)
--------------------------------------------------------------------------------------------
                                                                  6,724,105         154,105
DEFICIT                                                          (6,511,522)       (154,657)
--------------------------------------------------------------------------------------------
                                                                    212,583            (552)
--------------------------------------------------------------------------------------------
                                                                $   310,064             890
--------------------------------------------------------------------------------------------

MILLENIA CORPORATION
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FROM THE DATE OF INCEPTION (NOVEMBER 25, 1985)
TO DECEMBER 31, 1998
================================================================================

                                                                                             DISCOUNT ON
                                                                             CAPITAL IN        SALE OF
                                                  COMMON          STOCK       EXCESS OF         COMMON      ACCUMULATED
                                                  SHARES          AMOUNT      PAR VALUE         STOCK         DEFICIT

Balance - November 25, 1985                             --      $     --      $      --       $      --       $      --

Net income - period ended January 31, 1986              --            --             --              --              --
-----------------------------------------------------------------------------------------------------------------------


Issuance of shares to officers, directors,
and another person for cash                      5,400,000         5,400          9,600
Net loss - period ended September 30, 1986              --            --             --              --          (4,000)
-----------------------------------------------------------------------------------------------------------------------

                                                 5,400,000         5,400          9,600              --          (4,000)


Net loss - period ended January 31, 1987                --            --             --              --          (1,506)
-----------------------------------------------------------------------------------------------------------------------

                                                 5,400,000         5,400          9,600              --          (5,506)

Issuance of shares of common stock upon
completion of stock offering, March 1987        15,000,000        15,000        135,000              --              --
Stock offering costs                                    --            --        (22,807)             --              --
Net loss - period ended December 31, 1987               --            --             --              --        (135,380)
-----------------------------------------------------------------------------------------------------------------------

                                                20,400,000        20,400        121,793              --        (140,886)

Net loss - year ended December 31, 1988                 --            --             --              --          (1,007)
Net loss - year ended December 31, 1989                 --            --             --              --            (100)
Net loss - year ended December 31, 1990                 --            --             --              --            (100)
Net loss - year ended December 31, 1991                 --            --             --              --            (100)
Net loss - year ended December 31, 1992                 --            --             --              --              --
-----------------------------------------------------------------------------------------------------------------------

                                                20,400,000        20,400        121,793              --        (142,193)

MILLENIA CORPORATION
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FROM THE DATE OF INCEPTION (NOVEMBER 25, 1985)
TO DECEMBER 31, 1998
================================================================================

                                                                                                         DISCOUNT ON
                                                                                        CAPITAL IN         SALE OF
                                                       COMMON             STOCK          EXCESS OF          COMMON       ACCUMULATED
                                                       SHARES             AMOUNT         PAR VALUE           STOCK          DEFICIT

Forward                                              20,400,000           20,400          121,793               --         (142,193)

Shares issued to officer for services and
expenses at par value September 15, 1993             10,000,000           10,000               --               --               --
Discount of above to market value                                                                           (7,000)              --

Shares issued in business combination,
October 31, 1993                                     91,200,000           91,200                           (90,288)
1 for 200 reverse stock split and change in
par value October 31, 1993                         (120,992,000)        (115,520)         115,520
Net loss - year ended December 31, 1993                      --               --               --               --           (3,000)
-----------------------------------------------------------------------------------------------------------------------------------

                                                        608,000            6,080          237,313          (97,288)        (145,193)
Change of par value from $.01 to $.001,
October 1994                                                 --           (5,472)           5,472
Net loss - period ended November 30, 1994                    --               --               --               --           (1,464)
Net loss - period ended January 5, 1996               1,000,000            1,000               --               --           (1,000)
-----------------------------------------------------------------------------------------------------------------------------------

                                                      1,608,000            1,608          242,785          (97,288)        (147,657)

Issuance of Regulation S common stock                20,000,000               --               --               --               --
Net loss - period ended October 31, 1996                     --               --               --               --               --
Net loss - period ended January 31, 1997                     --               --               --               --               --
-----------------------------------------------------------------------------------------------------------------------------------

                                                     21,608,000            1,608          242,785          (97,288)        (147,657)

Shares issued to officer for services and
expenses at par value February 1997                   2,000,000            2,000
Return of Regulation S stock                        (20,000,000)
Net loss - period ended July 31, 1997                                                                                        (2,000)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE - JULY 31, 1997                               3,608,000            3,608          242,785          (97,288)        (149,657)
===================================================================================================================================

MILLENIA CORPORATION
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FROM THE DATE OF INCEPTION (NOVEMBER 25, 1985)
TO DECEMBER 31, 1998
===============================================================================

                                                                                                 DISCOUNT ON
                                                                                 CAPITAL IN        SALE OF
                                                     COMMON        STOCK          EXCESS OF         COMMON          ACCUMULATED
                                                     SHARES        AMOUNT         PAR VALUE          STOCK            DEFICIT

Forward                                            3,608,000        3,608           242,785         (97,288)           (149,657)


1 for 20 reverse split of common stock            (3,427,600)
Shares issued to officer for services rendered     5,000,000        5,000
Net loss - period ended December 31, 1997                                                                                (5,000)
-------------------------------------------------------------------------------------------------------------------------------


BALANCE - DECEMBER 31, 1997                        5,180,400      $ 8,608        $  242,785     $   (97,288)        $  (154,657)

Acquisition of Naturally Niagara Beverage
Corporation - 100%                                19,200,000        9,600         6,560,400                          (3,598,007)
Net loss - year ended December 31, 1998                                                                              (2,758,858)
-------------------------------------------------------------------------------------------------------------------------------


BALANCE - DECEMBER 31, 1998                       24,380,400      $18,208        $6,803,185     $   (97,288)        $(6,511,522)
-------------------------------------------------------------------------------------------------------------------------------

MILLENIA CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
================================================================================

                                                   1998              1997

REVENUE                                        $   273,903         $    --

COST OF SALES                                      176,315              --
----------------------------------------------------------------------------

GROSS MARGIN                                        97,588              --
----------------------------------------------------------------------------

EXPENSES
Salaries                                           275,000           5,000
Administrative expenses                             89,307              --
Advertising and promotion                           78,976              --
Professional fees                                   55,788              --
Telephone                                           24,676              --
Office and general                                  17,138              --
Travel and entertainment                            15,870              --
Transfer agent fees                                 12,173              --
Rent                                                10,590              --
Insurance                                            3,267              --
Bank charges                                         1,237              --
----------------------------------------------------------------------------

                                                   584,022           5,000
----------------------------------------------------------------------------

LOSS BEFORE UNUSUAL ITEMS                         (486,434)         (5,000)
----------------------------------------------------------------------------

UNUSUAL ITEMS
Write-off of deferred development costs         (1,282,500)             --
Writedown of investments                          (657,424)             --
Write-off of goodwill                             (332,500)             --
----------------------------------------------------------------------------

                                                (2,272,424)             --
----------------------------------------------------------------------------

NET LOSS FOR THE YEAR                          $(2,758,858)        $(5,000)
----------------------------------------------------------------------------

WEIGHTED AVERAGE LOSS PER SHARE                $      0.35         $    --
----------------------------------------------------------------------------

MILLENIA CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1998
================================================================================

                                                               1998            1997

CASH FLOWS PROVIDED (USED) IN OPERATING
ACTIVITIES

Net loss for the year                                     $(2,758,858)        $(5,000)
Items not involving a current outlay of cash
                  Deferred development costs                1,282,500              --
                  Writedown of investments                    657,424
                  Goodwill                                    332,500              --
-------------------------------------------------------------------------------------

                                                             (486,434)         (5,000)

Net change in the following:
                  Accounts receivable                        (309,173)             --
                  Accounts payable                             96,039              --
-------------------------------------------------------------------------------------

                                                             (699,568)         (5,000)
-------------------------------------------------------------------------------------

CASH PROVIDED (USED) IN FINANCING ACTIVITIES

Issuance of stock in satisfaction of expenses paid                 --           5,000
-------------------------------------------------------------------------------------

                                                                   --           5,000
-------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Acquisition of wholly owned subsidiary                        699,568              --
-------------------------------------------------------------------------------------

CHANGE IN CASH DURING THE PERIOD                                   --              --

CASH - BEGINNING OF PERIOD                                        890             890
-------------------------------------------------------------------------------------

CASH - END OF PERIOD                                      $       890         $   890
-------------------------------------------------------------------------------------

MILLENIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 1998
================================================================================

         1.       SIGNIFICANT ACCOUNTING POLICIES

                  ORGANIZATION AND DIVIDEND POLICY

                  The Company was incorporated under the laws of the State of Utah on November 25, 1985 and initially elected a fiscal year end of January 31. The Company changed its year end to December 31 starting in 1987. The Company is in the development stage because it has not commenced planned principal operations in attempting to search for and develop or acquire a business opportunity. It sold its common stock to the public through a public offering. The Company has, at present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the company and other relevant factors. As a result of the Business Combination is that the Company's corporate domicile has become Nevada. On October 31, 1994 the Company changed its name to Millenia Corporation.

                  LOSS PER SHARE

                  The computation of loss per share of common stock is based upon the weighted average number of shares outstanding during the periods presented.

                  In February 1997 the Financial Accounting Standards Board issued a new statement titled "Earnings Per Share" ("FAS 128"). The new statement is effective for both interim and annual periods ending after December 15, 1997. FAS 128 replaces the presentation of primary and fully diluted earnings per share with the presentation of basic and diluted earnings per share. The Company has determined that the adoption of FAS 128 would have no impact on the financial statements.

                  CASH EQUIVALENTS

                  For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

                  CONSOLIDATED FINANCIAL STATEMENTS

                  The Company has adopted the pooling of interest method of accounting for its 100% acquisition of Naturally Niagara Beverage Corporation.

                  INVESTMENTS

                  Investments which represent interests in companies for which the company would be deemed not to assert voting control have been accounted for by the cost method and are increased by advances and decreased by withdrawals or dividends received. If the value of such investments has been impaired, the Company follows the policy of writing them down.

MILLENIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 1998
================================================================================

         2.       CERTAIN COMMON STOCK TRANSACTIONS

                  Prior to March 31, 1987, the Company completed a public offering whereby 15,000,000 ($150,000) pre-reverse split shares of its previously authorized but unissued common stock were sold to the public at $.01 per share pursuant to an exemption from registration under federal law pursuant to Subsection 3(b) of the Securities Act of 1933, Regulation D. Rule 504. The public offering was, however, registered with the Utah Securities Division pursuant to U.C.A. Section 61 - 1
                  - 10. Net proceeds to the Company after deducting costs of the offering of $22,807 amounted to $127,193. On September 15, 1993 the board of directors of the Company authorized the issuance of 10,000,000 shares (50,000 post reverse split) of stock at par value ($.001 per share) to Arnold S. Grundvig, Jr. for services rendered on behalf of the Company with respect to the change of domicile, for taking over the responsibility as president of Yellow Jacket Corp. prior to the merger and for paying costs associated with the merger of the Company with Waco Holding Company. The above par value of the shares, $10,000, was discounted $7,000 to arrive at a value for the above at $3,000.

         3.       RELATED PARTY TRANSACTIONS

                  The Company entered into an oral arrangement whereby it utilized office space and clerical services for $500 per month, through March, 1987. This arrangement was entered into with a privately-held corporation which was an affiliate of a substantial shareholder of the Company. Effective April 1, 1987, the Company entered into a sublease agreement for office space for a period of one year with an affiliated company. Rent for the above was $7,617 in 1987. No rent has been paid since this period as the Company is currently using office space provided by an officer and shareholder on a rent-free basis.

         4.       EXTRAORDINARY ITEM

                  On September 10, 1987, the board of directors authorized the acquisition of Vantage Resources, Inc. a California corporation through the proposed issuance of 147,266,667 of pre-reverse split shares of common stock of the Company. In connection with the acquisition, the officers and directors of the Company were to resign in favor of the officers and directors of the Vantage. Funds of the Company after costs associated with the merger were delivered to the president of Vantage. However, the completion of the documents, and the issuance of the shares was never completed and the resignations never formally accepted under the Agreement. Due to the above, the Board of Directors voted to rescind the reorganization agreement on September 15, 1987. The costs associated with the unsuccessful merger and the funds transferred totaled $114,000. This amount has been treated as an extraordinary loss item on the financial statements for the period ended December 3l, 1987.

MILLENIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 1998
================================================================================

         5.       BUSINESS COMBINATION

                  Effective October 31, 1993 the Company merged with Waco Holding Company (Waco) a newly formed Nevada Corporation in a business combination accounted for as a purchase using historical cost values. Waco was initially incorporated in Nevada as Yellow Jacket Corp. but changed its name to Waco at the time of the Merger. At the time of the merger the only asset of Waco was an option to purchase certain rights to a mining concession in Mexico known as the Santa Rita Mine. Waco obtained the option from Barclay Financial Corporation and its president. The option had a historical cost of $912. Waco was acquired by issuing 91,200,000 shares (456,000 post reverse split) of Company common stock at a par value of $.001. The shares were discounted to arrive at the historical cost of $912. Immediately after the merger Waco became the sole surviving corporation. Waco has had no business operations or activity and is considered a development stage company and at November 17, 1993 had been in existence for one month. At the time of the merger the authorized preferred stock was discontinued. None of the previous preferred stock had been issued by the Company. Prior to November 30, 1994 the option expired without being exercised and was written off.

         6.       GOING CONCERN

                  The Company has experienced losses of $6,511,522 through December 31, 1998 and has no working capital. In light of this circumstance, the ability of the Company to continue as a going concern is substantially in doubt. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                  Management plans are to seek enough working capital to continue the existence of the Company and to seek a business combination with a viable business entity that can provide business operations and working capital. Management believes their plans will provide the corporation with the ability to continue in existence. An officer and stockholder has loaned money to the Company to maintain its current filings with the State of Nevada and to pay other expenses.

         7.       ACQUISITION OF WHOLLY-OWNED SUBSIDIARY

                  On April 30, 1998, the Company acquired 100% of the outstanding shares of Naturally Niagara Beverage Corporation. The purchase price of the acquisition was 2 shares of Millenia common stock for each share of Naturally Niagara common stock outstanding at that time. Naturally Niagara Beverage Corporation is a Delaware corporation involved in the distribution of various related spring water beverage products through its acquisition of interests in various companies involved in the spring water business.

MILLENIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 1998
================================================================================

         8.       COMMON STOCK REVERSE SPLIT

                  On October 31, 1993, the Board of Directors authorized a 200 for 1 reverse stock split, thereby decreasing the number of issued and outstanding shares of common stock to 608,000. At the same time the par value of the Company was set at $.01 per share. The above caused capital in excess of par value to increase by $115,520. All references in the accompanying financial statements to the number of common shares and per share amounts through November 30, 1994 have been restated to reflect the stock split.

         9.       REVISED ARTICLES OF INCORPORATION

                  On October 31, 1994 the shareholders approved changing the name of the Company to Millenia Corporation and adopted restated and amended Articles of Incorporation of the Company. The Corporation is now authorized to issue a total of 50,000,000 shares, consisting of 10,000,000 shares of preferred stock, par value $.001 per share and 40,000,000 shares of common stock, par value $.001 per share. The Preferred Stock may be issued from time to time in one or more series as determined by the board of directors. The board will also determine dividend rights, preference rights in voluntary or involuntary corporate liquidation and convertibility. The change in par value from $.01 to $.001 per share caused capital in excess of par value to increase by $5,472. Ml references to common stock par value dollar amounts and per share amounts through October 31, 1996 have been restated to affect the change in par value.

         10.      ISSUANCE OF ADDITIONAL COMMON STOCK

                  In December 1994, 1,000,000 of common shares with a par value of $.001 or $1,000 was issued to Mr. Al Tarallo, the chief executive officer and a director of the company in consideration for expenses incurred on behalf of the company for which he was paid for by stock in lieu of cash. Additionally in March 1997, Mr. Tarallo received an additional 2,000,000 common shares for additional expenses paid for during the period.

         11.      ISSUANCE OF REGULATION S COMMON STOCK

                  As previously mentioned in the notes the Company has an option to purchase a mine in Mexico known as the Santa Rita Mine. The Company has issued 20,000,000 shares of common stock under Regulation S of the Securities Act in order to raise the required funds to acquire and put the mine into production.

MILLENIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 1998
================================================================================

         12.      REVERSE STOCK SPLIT AND AMENDMENT OF AUTHORIZED CAPITAL

                  On November 29, 1997, the Board of Directors authorized that the common shares of the Company be reverse split 1 common share for every 20 common shares. At that meeting the Board further agreed to increase the authorized capital of the Corporation from 2,500,000 shares to 100,000,000 shares with a par value of $.001.

         13.      ISSUANCE OF ADDITIONAL COMMON STOCK

                  In November 1997, 5,000,000 of common shares with a par value of $.001 or $5,000 was issued to Mr. Al Tarallo, the chief executive officer and a director of the company in consideration for his management salary for which he was paid for by stock in lieu of cash.

                  In June 1998, 19,200,000 shares of restricted common stock was issued to the shareholders of Naturally Niagara Beverage Corporation in order to complete the acquisition of the Company's 100% interest in Naturally Niagara. 2 shares of Millenia stock was issued for every share of stock of Naturally Niagara outstanding and issued at that time.

         14.      INVESTMENTS

                  Investments consist of the following:

                       Springerville Pure Mountain Water Company          $  70,500
                       Tahoe Mist, Inc.                                     250,000
                       Tahoe Mist 5 Gallon                                   50,000
                       Ferndale Vineyards, Inc.                             151,925
                       Reson Acquisition Corp                               135,000
                                                                          ---------

                                                                            657,425
                       Less: Writedown to estimated net realizable value   (657,424)
                                                                          ---------

                                                                          $       1
                                                                          =========

                  SPRINGERVILLE PURE MOUNTAIN WATER COMPANY

                  This is a joint venture with two other companies with Naturally Niagara holding 45% of the joint venture Springerville holding 45% and Southwest Management Inc. holding 10%. Naturally Niagara's commitment to the joint venture is $150,000 in cash. As of December 31, 1998 the Company has contributed $70,000 to the joint venture. As result of the company's

MILLENIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 1998
================================================================================

         14.      INVESTMENTS (CONTINUED)

                  SPRINGERVILLE PURE MOUNTAIN WATER COMPANY (CONTINUED)

                  inability to fund its commitment for cash, it has been agreed upon that the interest of the Company be reduced to 10%. The joint venture was created to put up a plant and a bottling facility on 10 acres of land in the Northern Arizona mountains approximately 212 miles northeast of Phoenix. The water from our well has been tested by the state authorities and has passed as a truly pure source of water. As of the date of this financial statement, there has been no financial information released on the joint venture in order to determine if there is any impairment in value of the above noted investment.

                  TAHOE MIST INC.

                  The Company has purchased 12.25% of Tahoe Mist Inc., a bottling facility located in Carson City, Nevada for $250,000. The Company has a further option to purchase up to 49% of the facility over the next two years for an additional $750,000. Tahoe Mist has on its property a natural free flowing spring whose source comes from Lake Tahoe through the Sierra Nevada mountains, and carbon 14 testing indicates that it takes 12,000 years for the water to surface on the Tahoe Mist property. The natural spring has a flow rate of 800,000 gallons per day, and comes to the surface at a temperature of 120 degrees, it is the only natural "lot spring" of its kind in the world.

                  As of the date of this financial statement there has been no financial information released on the Company in order to determine if there is any impairment in value of the above noted investment.

                  TAHOE MIST 5 GALLON

                  The Company has entered into a letter of intent to purchase 49% of the Tahoe Mist 5 gallon business. This business provides the 5 gallon jugs of water plus the water cooler to residential homes and businesses in the Carson City - Reno area of Nevada. The purchase price is $100,000 of which $50,000 has been paid to date.

                  FERNDALE VINEYARDS INC.

                  The Company entered into an agreement on November 30, 1997 to acquire 100% of the issued and outstanding shares of Ferndale Vineyards Inc. Ferndale is the original developer of the non-alcoholic line of drinks under the tradename "Champanade".

                  The purchase price is $2,100,000 Canadian Dollars or approximately $1,470,000 in US

MILLENIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 1998
================================================================================

         14.      INVESTMENTS (CONTINUED)

                  FERNDALE VINEYARDS INC. (CONTINUED)

                  Dollars. The purchase price is payable as follows; $225,000 upon the execution of the agreement of purchase and sale, $25,000 June 30, 1998, $50,000 December 31, 1998, June 30,
                  1999, December 31, 1999, June 30, 2000, December 31, 2000 and
                  June 30, 2001 interest free. The remainder of the purchase price is paid by 100,000 shares of Naturally Niagara shares valued at the greater of $2.00 US per share or 80% of the price of the stock upon the Company going public and the difference in a debenture that is interest free for the first four years then is payable over 10 years amortised over 25 years with a balloon payment due at the end of the tenth year at the lessor of 7.5% interest and the prime interest rate charged by the banks.

                  The company has not met its obligation to acquire the total interest in Ferndale. As result the Company now maintains a 10% interest in Ferndale until such time as it meets its obligation to acquire the balance of Ferndale.

                  RESON ACQUISITION CORPORATION

                  Reson Acquisition Corporation, a Delaware Corporation was formed in October 3, 1996. The Company has acquired an interest in Irtys Oil, Inc. a company formed to identify untapped petroleum reserves. Irtys Oil has acquired certain joint venture interests for oil and gas exploration in Kazakhstan. Millenia has acquired 67,500 common shares at $2.00 per share.

MILLENIA CORPORATION
CONSOLIDATED BALANCE SHEET
AS AT NOVEMBER 30, 1999
================================================================================

                                                                      1999
ASSETS

CURRENT

 Cash                                                                 $890

INVESTMENTS                                                              1
                                                                      ----

TOTAL ASSETS                                                          $891
                                                                      ====


















                                   Unaudited
                             Prepared by management

MILLENIA CORPORATION
CONSOLIDATED BALANCE SHEET
AS AT NOVEMBER 30, 1999
================================================================================

                                                                 1999
LIABILITIES

CURRENT
  Accounts payable and accrued charges                       $    81,039
                                                             -----------

STOCKHOLDERS' EQUITY

SHARE CAPITAL
  Preferred Stock, $.001 par value, 10,000,000 shares
  authorized,
  Common Stock, $.001 par value, 10,000,000 shares
  authorized, 24,380,400 shares issued                            18,208
  Capital in excess of par value                               6,803,185
  Discount on common stock                                       (97,288)
                                                             -----------


                                                               6,724,105

DEFICIT                                                       (6,804,253)
                                                             -----------


                                                                 (80,148)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $       891
                                                             ===========








                                    Unaudited
                             Prepared by management

MILLENIA CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 1999
================================================================================



                                                                       1999

REVENUE                                                             $      --
                                                                    ---------


EXPENSES                                                                   --
                                                                    ---------


LOSS BEFORE UNUSUAL ITEMS                                                  --

UNUSUAL ITEMS
    Recovery of expenses                                               16,442
    Writedown of investments                                         (309,173)
                                                                    ---------


                                                                     (292,731)

NET LOSS FOR THE YEAR                                               $(292,731)
                                                                    =========
NORMALIZED LOSS PER SHARE                                           $    0.01
                                                                    =========








                                    Unaudited
                             Prepared by management

                                    PART III

ITEM 1.  INDEX TO EXHIBITS


------------------------------------------------------------------------------
Regulation S-B
   Exhibit      DESCRIPTION
    Number      -----------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
  (3)(i)(a)     Restated and Amended Articles of Incorporation dated November
                3, 1994
-----------------------------------------------------------------------------
  (3)(i)(b)     Certificate of Amendment to Articles of Incorporation dated
                November 29, 1997
------------------------------------------------------------------------------
  (3)(i)(c)     Certificate of Reinstatement dated January 25, 2000
------------------------------------------------------------------------------
  (3)(ii)(a)    ByLaws
------------------------------------------------------------------------------
  (21)          Subsidiaries of the Registrant
------------------------------------------------------------------------------
  (27)          Financial Data Schedule (for SEC use only)

------------------------------------------------------------------------------

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       INTERNET MULTI-MEDIA CORPORATION

Dated:   January 31, 2000              By: Janet Winkler
                                           ------------------------------------
                                           Janet Winkler
                                           President and Director



         Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Dated:  January 31, 2000               By: Janet Winkler
        -----------------                  ------------------------------------
                                           Janet Winkler
                                           President and Director


Dated: January 31, 2000                By: Michael Waldkirch
       ----------------                    ------------------------------------
                                           Michael Waldkirch
                                           Chief Financial Officer and Director